

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 17, 2010

By U.S. Mail and facsimile to (260) 833-4411

Mr. Michael Pacult, Chief Financial Officer
Atlas Futures Fund, Limited Partnership
505 Brookfield Drive
Dover, DE   19901

> **Re: Atlas Futures Fund, Limited Partnership**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 333-53111**

Dear Mr. Pacult:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

1. It appears that your discussion of the results of operations covers only changes from 2008 to 2009. Please expand your discussion in future filings to cover the changes for the three-year period included in the filing. Also, your discussion for the three-year period included in the filing should cover the factors that contributed to significant changes in individual line items (e.g., net realized

gains/losses from investments and foreign currency transactions). Please refer to Instructions 1 and 4 to paragraph 303(A) of Regulation S-K. Please confirm in writing that you will do so and also explain to us how you intend to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief